Exhibit 6.5

ADDENDUM# 1 TO AGREEMENT

DATED 12/2/2019

1. This amendment (the "Amendment") is made by Bayou Road Investments ( a wholly owned subsidiary of Principal Solar, Inc.) and Tokata Oil Recovery, parties to the agreement for the licensing and commercialization of the Tokata Oil Recovery System ("TORS") dated December 2nd, 2019. (the "Agreement").

2. The Agreement is amended as follows:

For the Additional fee of Two Million (2 ,000,000) Shares of PSWW Common Stock (Traded under the symbol "PSWW"), Bayou Road Investments, will have the exclusive (as the only licensee of the TORS system to operate in the designated territories) right to utilize the "TORS" recovery systems within the Borders of the State of Oklahoma, and the State of Louisiana; USA .

3. Except as set forth in this Amendment, the Agreement is unaffected and shall continue in full force and effect in accordance with its terms. If there is conflict between this amendment and the Agreement or any earlier amendment, the terms of this amendment will prevail.

Printed Name: K. Bryce Toussaint

Title: Chairman - Principal Solar, Inc.

Printed Name: Patrick O’Malley

Title: President

By: Tom Westbrook, PhD.